Exhibit 4.39

English Summary

of

Supplemental Agreement

to

the Optic Fiber Leasing Agreement

Between

China Telecom Corporation Limited

and

China Telecommunications Corporation

China Telecommunications Corporation (“Party A”) and China Telecom Corporation Limited (“Party B”) entered into the Ancillary Telecommunications Services Framework Agreement on September 10, 2002.

Party A and Party B entered into the Supplemental Agreement to the Optic Fiber Leasing Agreement (the “Supplemental Agreement”) on July 10, 2008 to amend certain article of the Optic Fiber Leasing Agreement.

1.	Article 5.1 of the Optic Fiber Leasing Agreement shall be amended as follows: “The rent payable by Party B to Party A to lease the inter-provincial transmission optic fibers owned by Party A shall be based on negotiations between the parties with reference to the market price.”

2.	The formation, validity, performance and interpretation of this Supplemental Agreement and any relevant dispute resolutions must be governed by the PRC laws.

3.	Any dispute arising between both Parties concerning the validity, interpretation or performance of this Agreement shall firstly be resolved through friendly negotiation. In case no settlement can be reached through friendly negotiation within thirty (30) days upon the date when such dispute arises, either party may initiate proceedings in a competent people’s court in the place where Party B is domiciled.

4.	The Supplemental Agreement shall be executed with corporate seals by the legal representatives or authorized representatives of the parties.

5.	The Supplemental Agreement shall become effective as of January 1, 2008.

6.	If there is any conflict between the Optic Fiber Leasing Agreement and this Supplemental Agreement after the Supplemental Agreement becomes effective, the Supplemental Agreement shall prevail.